February 21, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: John Dana Brown

Re:	Sack Lunch Productions, Inc.
Amendment No. 4 to
Offering Statement on Form 1-A
Filed February 8, 2018
File No. 024-10726

Dear Mr. Brown:

The following responses of Sack Lunch Productions, Inc. (the “Company,” “we” or “us”) are being provided in response to your comment letter dated February 15, 2018, regarding the above-listed Offering Statement on Form 1-A for the Company. We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

General

1. It appears that your recent licensing agreements with Happy Fun Events, LLC represent a substantial change in your operations. Please revise throughout to address changes to your business as a result of this agreement. For example:

●	The Summary and Business sections indicate that 74% of your revenues come from selling admission to your events, but now it appears that many of these revenue streams have been replaced with potential royalty payments.

●	Update your Use of Proceeds section to the extent that you will use proceeds for additional investment called for under the license agreements. We note from page 19 that “[t]he license agreements call for an investment that may exceed $500,000.”

●	Update your Use of Proceeds disclosure to the extent that you may use proceeds to buy the license for The Lantern Fest back from the licensee, as discussed on page 19.

●	Tell us what consideration you gave to adding risk factor disclosure regarding this license agreement, or provide revised risk factor disclosure as necessary.

●	Revise the number of employees disclosed on page 32. We note from page 19 that “[a]ll employees of the subsidiaries related to the operation of the events have resigned or were terminated prior to the close of 2017.”

We have filed Amendment No. 5 to the Offering Statement concurrently herewith. In this amendment, we have revised the Offering Statement as follows to address each of the items in your comment above:

United States Securities and Exchange Commission

Division of Corporation Finance

February 21, 2018

On pages 1, 2, 25, and 26, we have revised the discussion of our business and revenue sources to discuss the royalty payments from the license agreements.

On page 19, we have clarified our disclosure to state that the license agreements call for an investment by Happy Fun Events LLC that may exceed $500,000. No such investment is required by us, and accordingly this investment is not relevant to the Use of Proceeds disclosure.

On page 12-13, we have updated our disclosure on Use of Proceeds to reflect the potential buy-back of the license for The Lantern Fest.

On page 5, we have added the following risk factor:

Royalties due under our license agreements depend on the profit earned by the licensee, and if the licensee is unable to profitably run the licensed events, our revenues may decline.

Happy Fun Events LLC (the “Licensee”) holds licenses to operate Lantern Fest, Slide the City, Dirty Dash and Color Me Rad events from which the Company is entitled to receive a royalty equal to 15% of the Net Operating Profit, expenses including only reasonable executive compensation. The term Net Operating Profit includes the total of all sales of all products, goods or services sold or rendered by the Licensee and income of every kind and nature arising from the licensed business, including sponsorships and tangible property of every kind sold by it during the term of the License Agreement, less expenses of operations, cost of goods sold. Royalties will thus be limited by the Licensee’s ability to operate events that generate Net Operating Profits. We have very limited control over the operations of the Licensee, and if the Licensee is unable to control expenses and attract enough participants to the licensed events, royalties due under the license agreements will decline and have an adverse effect on our financial performance.

Furthermore, the license agreements give us the option to buy back the licensed rights from the Licensee for a two-year period. The purchase price of the buy-back option is the amount that expenses exceed revenue at the time of the buy back. If the Licensee incurs significant expenses or fails to generate sufficient revenue, it will be more difficult to buy back the licenses and improve the profitability of the events we have licensed to the Licensee.

On page 32, we have revised the number of employees to reflect the correct number of our employees (approximately 60) as of February 16, 2018.

Thank you for your time and attention to this matter. Should you have any questions, please contact our counsel, Brian Lebrecht, at (801) 433-2453.

Very truly yours,

/s/ Richard Surber

Richard Surber
Chief Executive Officer